June 24, 2025

Gerard Kim Meng Lim
Chief Executive Officer
Agroz Inc.
No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara, 47810 Petaling Jaya, Selangor, Malaysia

       Re: Agroz Inc.
           Post Effective Amendment No. 1 to Registration Statement on Form F-1 Filed May 30, 2025
           File No. 333-284322
Dear Gerard Kim Meng Lim:

     We have reviewed your post-effective amendment and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post Effective Amendment No. 1 to Registration Statement on Form F-1
Risk Factors
Agroz Group is currently not in compliance with certain regulatory requirements in
Malaysia..., page 18

1. We note your disclosure that "Agroz Group is currently not in compliance with these
       OSHA 1994 requirements and is working to achieve compliance by June 2025." In your next amendment, please revise your disclosure to update the current status of the
       Company's compliance with OSHA 1994.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39

2. You attributed higher sales in design services and sales of fresh vegetables to the increased revenue for fiscal year 2024. In that regard, we note your gross trade
 June 24, 2025
Page 2

       receivable aging analysis at page 43 shows MYR30,278,889 was within 3 months aging from invoice date. Revise to clarify whether such a significant amount of sales incurred in the last quarter of 2024 while total 2024 revenue was MYR40,860,882.
       Please expand your disclosure to describe the underlying reasons for such increase, including impacts from new customers or existing customers, changes in volume versus price, purchased or home grown for sales of fresh produce, as well as management's considerations for any known trend or uncertainties for investors to expect in future sales growth.
3. Please describe the reason for the increase in consulting fees included in the cost of revenue, and explain the lower gross margin in fiscal year 2024 although you reported higher sales. You also reported MYR16,838,559 for vegetable costs, which increased 18 fold compared to a ten fold sales growth of fresh produce. Describe the reasons for such increase in vegetable costs, including the impact of purchased vegetables on your margin.
Liquidity and Capital Resources
Trade Receivable, page 43

4. Revise to disclose the subsequent collection of your accounts receivable balances as of December 31, 2024, similarly to your disclosure for the Fiscal Year 2023 balance.
Critical Accounting Estimates, page 47

5. You determined that there were no critical accounting estimates, while also stating that some of your accounting policies require a higher degree of judgement. In that regard, please explain why you no longer consider the estimates related to expected credit loss on trade receivables, revenue recognition for construction in progress, the valuation of redeemable preference shares and the interest rate used to measure lease liabilities to be critical accounting estimates. Critical accounting estimates are intended to supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of
       Regulation S-K and SEC Release No. 33-8350.
Exhibits

6.     It appears the Form of Underwriting Agreement has been removed as
Exhibit 1.1 to
       the Registration Statement. Please clarify if you still intend to enter into a written underwriting agreement in connection with the offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Conlon Danberg at 202-551-4466 with any other questions.
 June 24, 2025
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                             Sincerely,

                             Division of Corporation Finance
                             Office of Industrial Applications and
                             Services
cc:   Ross D. Carmel, Esq.